UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-28816 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 North Clark Street
(No. and Street)

| Chicago | Illinois | 60654 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan — 312-595-6047
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| 111 South Wacker Drive | Chicago | Illinois | 60606-4301 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC
Mail Processing

MAY 2 1 2014

Washington, DC

124

# OATH OF AFFIRMATION

We, Kristie P. Paskvan and Bruce J. Young, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31, 2014, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

Signature

Bruce J. Young-President
Title

Signature

Kristie P. Paskvan-Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
ANGELA AMARO
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/14/14

This report** contains (check all applicable boxes):

- [x] Independent Auditors' Report.
- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] Notes to Financial Statements.
- [x] (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Filed Separately)
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MESIROW FINANCIAL, INC.**
**(SEC I.D. No. 8-28816)**

---

**Statement of Financial Condition**
**As of March 31, 2014 and Independent Auditors' Report and**
**Supplemental Report on Internal Control**

**Filed pursuant to Rule 17a-5(e)(3) under the**
**Securities Exchange Act of 1934 as a Public Document**

# Deloitte.

**Deloitte & Touche LLP**
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Mesirow Financial, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2014, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mesirow Financial, Inc. as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 27, 2014

**MESIROW FINANCIAL, INC.**
Statement of Financial Condition
As of March 31, 2014

SEC
Mail Processing
Section
MAY 2 9 2014
Washington, DC
124

**Assets**

| | | |
|---|---|---|
| Cash | $ | 1,365,000 |
| Cash segregated in compliance with federal and other regulations | | 500,000 |
| Securities borrowed | | 1,625,000 |
| Receivables from: | | |
| Brokers, dealers and clearing organizations | | 1,098,000 |
| Customers | | 21,143,000 |
| Other | | 4,109,000 |
| Deposits with clearing organizations | | 1,890,000 |
| Securities owned, at fair value | | 291,989,000 |
| Other assets | | 2,650,000 |
| Total assets | $ | 326,369,000 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Payables to: | | |
| Brokers, dealers and clearing organizations | $ | 89,350,000 |
| Customers | | 9,105,000 |
| Securities sold, not yet purchased, at fair value | | 93,135,000 |
| Accounts payable and accrued expenses | | 19,116,000 |
| Total liabilities | | 210,706,000 |
| Stockholders' equity: | | |
| Common stock, 1,000 Class A voting common shares and 1,000 Class B non-voting common shares each $1.00 par value; 500 Class A voting shares issued and outstanding | | 500 |
| Additional paid-in capital | | 32,426,500 |
| Retained earnings | | 83,236,000 |
| Total stockholders' equity | | 115,663,000 |
| Total liabilities and stockholders' equity | $ | 326,369,000 |

The accompanying notes are an integral part of this Statement of Financial Condition

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker-dealer principally engaged in securities sales and trading, investment banking, retail brokerage and other related financial services. The Company provides services to closely held and mid-sized public and private businesses, as well as select institutions. In October 2013, the Company began clearing its institutional sales and trading activity on a fully-disclosed basis with Pershing LLC ("Pershing"). The Company self-clears its retail brokerage business.

The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The most significant estimates relate to the valuation of securities owned and securities sold, not yet purchased. Actual results could differ from those estimates.

Securities Transactions

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis. Customer transactions are recorded on a settlement date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or price activity for equivalent instruments.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in the Statement of Financial Condition. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or securities. The Company receives collateral in the form of cash or securities for securities loaned transactions.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations primarily include amounts related to securities failed to deliver. Payables to brokers, dealers, and clearing organizations primarily consist of the Company's payable to Pershing, which includes the Company's margin borrowings collateralized by securities owned, as well as payables arising from unsettled trades. Due to their short term nature, the amounts recognized approximate fair value.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing arrangement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company's net deferred income tax asset, which relates primarily to deferred compensation, is settled with MFH concurrent with current tax liabilities.

Fair Value Measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

Equities Equity securities are generally valued based on quoted prices from an exchange. To the extent these securities are actively traded, they are classified as Level 1 in the fair value hierarchy, otherwise they are classified as Level 2 or 3.

U.S. government and agency securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. To Be Announced ("TBA") mortgage-backed securities are generally valued using quoted market prices. Agency issued debt securities and TBAs are generally classified as Level 2 in the fair value hierarchy.

Corporate bonds Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

Municipal bonds The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance activity. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Mortgage and asset-backed securities Mortgage and asset-backed securities are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral. Mortgage and asset-backed securities are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

## NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 31, 2014, the Company's assets and liabilities measured at fair value consist of the following:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Equities | $ 7,335,000 | $ 2,438,000 | $ - | $ 9,773,000 |
| U.S. government and agency securities | - | 41,129,000 | - | 41,129,000 |
| Corporate bonds | - | 30,810,000 | 744,000 | 31,554,000 |
| Municipal bonds | - | 189,243,000 | - | 189,243,000 |
| Mortgage and asset backed securities | - | 20,287,000 | 1,000 | 20,288,000 |
| Other | 2,000 | - | - | 2,000 |
| Securities owned | $ 7,337,000 | $ 283,907,000 | $ 745,000 | $ 291,989,000 |
| Liabilities: | | | | |
| Equities | $ 2,873,000 | $ 74,000 | $ - | $ 2,947,000 |
| U.S. government and agency securities | 77,745,000 | 8,151,000 | - | 85,896,000 |
| Corporate bonds | - | 4,016,000 | - | 4,016,000 |
| Municipal bonds | - | 276,000 | - | 276,000 |
| Securities sold, not yet purchased | $ 80,618,000 | $ 12,517,000 | $ - | $ 93,135,000 |

The table below presents quantitative information about the significant unobservable inputs utilized by the Company in the fair value measurements of Level 3 assets.



| | Fair Value at March 31, 2014 | Valuation Techinque | Unobservable Inputs | Range (Weighted Average) |
|---|---|---|---|---|
| Corporate Bonds | $ 744,000 | Discounted cash flow | Final litigation settlement value | 1% - 40% (23%) |

The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to brokers, dealers, clearing organizations and customers) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

## NOTE 3 – CLEARING AGREEMENTS

In May 2013, the Company entered into an agreement with Pershing to carry the proprietary accounts of the Company's institutional sales and trading business, and the cash and margin accounts of certain of the Company's customers, introduced by the Company to Pershing, and to clear certain transactions on a fully disclosed basis for such accounts. As part of this agreement, Pershing also provides the processing and servicing of certain of the Company's customer accounts opened on the Pershing platform, communication and content services, access to account and financial information, securities trading and other incidental or related technology services. The conversion to Pershing occurred in October 2013.

Outstanding margin as of March 31, 2014 is collateralized by securities owned of $291,989,000 and bears interest equal to the federal funds rate plus 75 basis points. As of March 31, 2014, the federal funds rate was 6 basis points.

In April 2013, the Company entered into an agreement with National Financial Services, LLC, ("NFS") for the purpose of providing clearing services for the Company's retail brokerage business. As of March 31, 2014, the Company had not yet converted its retail brokerage accounts to NFS. The Company anticipates that the conversion will occur in September 2014.

## NOTE 4 – RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2014 amounts receivable from and payable to brokers, dealers and clearing organizations include:

| | | |
|---|---|---|
| Securities failed to deliver | $ | 1,046,000 |
| Other | | 52,000 |
| Total receivables | $ | 1,098,000 |
| | | |
| Payable to Pershing | $ | 89,028,000 |
| Securities failed to receive | | 82,000 |
| Amounts payable to clearing organizations for settled securities | | 38,000 |
| Amounts payable for unsettled trades | | 109,000 |
| Other | | 93,000 |
| Total payables | $ | 89,350,000 |

## NOTE 5 – CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect to the Company's Statement of Financial Condition.

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

The Company, as a member of securities clearing houses, provides guarantees that meet the accounting definition of a guarantee under FASB ASC 460, Guarantees. Under the standard membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, no contingent liability is carried on the Statement of Financial Condition.

## NOTE 6 – EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first six percent of compensation up to a maximum of $3,000.

## NOTE 7 – RELATED PARTY TRANSACTIONS

The Company provides clearing and execution services to affiliates. The Company also pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFH and furniture, equipment (including computer and software related assets) and leasehold improvements owned by MFH.

General and administrative costs are allocated by an affiliate based on the number of employees and actual usage.

As of March 31, 2014, other assets include a receivable from MFH of $1,299,000, primarily for income tax related balances. In addition, as of March 31, 2014, accounts payable and accrued expenses include a payable to MFH of $1,825,000, relating to the intercompany transactions described above.

From time to time, the Company pays dividends to its stockholders. Such dividends may require regulatory approval and may be limited by the Company's net capital at the time of the dividend. During the year ended March 31, 2014 the Company paid a dividend of $10,000,000 to its stockholders.

## NOTE 8 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include TBAs. The trading of these financial instruments is conducted with other registered broker-dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement Financial Condition.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

The Company may hedge a portion of its fixed income trading inventories with options, exchange traded financial futures contracts, and TBAs. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The extent of utilization of these financial instruments is insignificant to the Company's Statement of Financial Condition.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At March 31, 2014, the fair value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities borrowing arrangements, which are generally collateralized by cash or securities and are executed with other broker-dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace or deliver such securities, the Company may incur a loss up to the amount by which the fair value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

As of March 31, 2014, customer margin securities of approximately $22,290,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had repledged approximately $2,761,000 of that collateral as of March 31, 2014 to satisfy clearing obligation requirements.

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks to fair value all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

Under the terms of the Company's agreement with its clearing agent, the Company has agreed to indemnify the independent licensed broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent, and seeks to control the aforementioned risk by requiring representatives to compensate the Company for nonperformance by its customer.

## NOTE 9 – REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" of $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined. At March 31, 2014, the Company has net capital and a net capital requirement of approximately $82,485,000 and $1,500,000, respectively.

The Company, as a clearing broker, is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers and a reserve for the proprietary accounts of brokers ("PAB"). As of March 31, 2014, the Company had no requirement to segregate cash for the benefit of customers and had a PAB requirement of $43,000. The Company had segregated cash of $500,000 for PAB, exceeding the PAB requirement.

## NOTE 10 – STRATEGIC INITIATIVES

During the previous fiscal year, the Company announced a plan to outsource back-office clearing and execution services to third party clearing firms. The Company anticipates that it will incur approximately $1,000,000 in total costs related to this initiative, which is expected to be completed by December 2014. The following table provides a reconciliation of changes in the liability for the year ended March 31, 2014:

| | | |
|---|---|---|
| Balance April 1, 2013 | $ | 96,000 |
| Expense incurred | | 764,000 |
| Expense paid | | (27,000) |
| Balance March 31, 2014 | $ | 833,000 |

## NOTE 11 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through the date the Statement of Financial Condition were issued, and has determined that there were no material events that would require adjustment to or disclosure herein.

* * * * * *

**Deloitte.**

**Deloitte & Touche LLP**
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

May 27, 2014

Mesirow Financial, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements of Mesirow Financial, Inc. (the "Company"), as of and for the year ended March 31, 2014 (on which we issued our report dated May 27, 2014, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3 3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP